SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX: SA                                      JANUARY 11, 2005


     NEW 43-101 TECHNICAL REPORT ON SEABRIDGE GOLD'S COURAGEOUS LAKE PROJECT
        CONFIRMS HIGHER GRADES AND INCREASED OUNCES OF NEW RESOURCE MODEL

TORONTO, CANADA ... An updated 43-101 Technical Report has been prepared by Resource Modeling Inc. ("RMI") of Tucson, Arizona on Seabridge Gold's 100% owned Courageous Lake project in Canada's Northwest Territories. The report confirms the previously announced resource model including a 12% increase in gold resources and a 15% increase in average grade at a 1.0 gram per tonne cut-off. Gold resources for the project are now stated as follows:

          COURAGEOUS LAKE GOLD RESOURCES AT 1.0 GRAM PER TONNE CUT-OFF
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         MEASURED                   INDICATED                    INFERRED
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Tonnes    Grade   Ounces    Tonnes    Grade   Ounces    Tonnes    Grade   Ounces
(000's)   (g/T)   (000's)   (000's)   (g/T)   (000's)   (000's)   (g/T)   (000's)
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 3,041     2.74     268     41,161     2.47    3,269    65,501    2.32     4,886
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Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner and Abdullah Arik, both of whom are independent of Seabridge and are Qualified Persons as defined by National Instrument 43-101. The independent Technical Report can be viewed on SEDAR at http://www.stockwatch.com/nocomp/newsit/newsit_sedardoc.aspx?docid=748638. The foregoing mineral resources do not have demonstrated economic viability and accordingly are not mineral reserves

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.39 million ounces of resources in the inferred category (201.4 million tonnes grading 1.14 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.


ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292   Facsimile: (416) 367-2711

RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.


                                         ON BEHALF OF THE BOARD
                                         "Rudi Fronk,"
                                         President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

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                   the adequacy or accuracy of this release.